UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at October 13, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
 Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: October 23, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD PROVIDES BURNSTONE MINERAL
RESOURCE UPDATE AND PROJECT PROGRESS

October 13, 2009, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) today announced updated mineral resource estimates and general project progress for its Burnstone Project in the Mpumalanga Province, South Africa.

An updated mineral resource estimate has been completed inclusive of all surface drilling up to July 2009 as tabulated below. At a cut-off of 400 cmg/t, the total Measured and Indicated resources have increased by 6% from approximately 10.9 million ounces to 11.6 million ounces Au and the Inferred resources have increased from approximately 2.4 million ounces Au to 4.6 million ounces Au.

Burnstone Mineral Resources Overall Property - October 2009
Resource Category	Cut-off cmg/t	Tonnes millions	Au Grade g/t	Contained Au Ounces
Measured	300	62.9	5.29	10,697,000
	350	52.9	5.63	9,568,000
	400	43.9	6.08	8,569,500
Indicated	300	22.0	6.16	4,361,300
	350	15.2	7.26	3,554,700
	400	10.3	9.21	3,038,600
TOTAL MEASURED & INDICATED	300	84.9	5.51	15,058,300
	350	68.1	5.99	13,122,700
	400	54.1	6.67	11,608,100
Inferred	300	53.2	6.78	11,582,500
	350	35.5	7.69	8,771,600
	400	11.8	12.14	4,588,700

Notes to table:
1. Mineral resources that are not mineral reserves do not have demonstrated economic viability
2. Metallurgical recoveries are not applied to resource values.

The number of boreholes utilized in the resource estimate totals 296 and, inclusive of all deflections, provides 1115 Kimberley Reef intersections. The resource model has benefited from a full database verification and validation exercise, which has led to information from 18 additional historical and 33 additional new drill holes being incorporated. Geozones of the area of interest were updated as part of the basis for the estimation. These zones are delineated by a combination of variable geological parameters such as channel width, gold grade and gold accumulation (cmg/t), footwall lithology, and sedimentary facies. The resource estimate covers a combination of mineral rights, namely those within the mining right area, granted in October 2008, and/or prospecting rights controlled by Great Basin Gold outside the mining right area.

For continuity, the mineral resource classification method applied in this update is consistent with that applied in previous Burnstone mineral resource statements. A sensitivity analysis of the estimation kriging variances and the minimum number of informing samples has also been undertaken and assessed. The results demonstrate no significant or material change to the estimated total Measured and Indicated resources.

The mineral resource in the Measured and Indicated categories represented within the mining right area has increased by some 6% to 11.5 million ounces. The tabulation below shows a "like for like" comparison with the January 2008 estimate.

Burnstone Mineral Resources - Comparison of 2008 & 2009 Estimates Mining Right Area
		2008 Mineral Resource Estimate			2009 Mineral Resource Estimate
RESOURCE CATEGORY	Cut-off cmg/t	Tonnes millions	Au Grade g/t	Contained Au Ounces	Tonnes millions	Au Grade g/t	Contained Au Ounces
Measured	350	39.0	7.56	9,474,000	52.9	5.63	9,568,000
	400	33.8	7.80	8,484,000	43.9	6.08	8,569,500
Indicated	350	15.7	4.95	2,503,000	15.2	7.09	3,452,300
	400	15.1	4.89	2,372,000	10.2	8.97	2,936,200
TOTAL MEASURED & INDICATED	350	54.7	6.81	11,977,000	68.0	5.95	13,020,300
	400	48.9	6.90	10,856,000	54.1	6.62	11,505,700
Inferred	350	18.6	4.42	2,642,000	10.9	7.13	2,507,600
	400	17.0	4.37	2,394,000	2.9	10.84	1,008,200

Notes to table:
1.        Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2.        Metallurgical recoveries are not applied to resource values.

At a 400 cmg/t cut-off, the Company has an additional 102,400 ounces in the measured and indicated category and 3.58 million ounces in inferred resource in the areas adjacent to the mining right area, thereby increasing the total area (overall property) Measured and Indicated resources to 11.6 million ounces Au and the Inferred resources to 4.6 million ounces Au. These rights are held under prospecting permits. Exploration activities in these areas will continue.

The Company is currently well advanced in the development program designed to take the Burnstone Project to commercial production. The Kimberley Reef has been accessed underground from the Main decline and has also been intersected in the vertical shaft. Burnstone is now continuing with reef development and is planning to commence trial stoping in October 2009. This phase of the project development will be underpinned by an ongoing diamond drill evaluation program consisting of a combination of strategically placed surface drilling, closer spaced underground delineation and cover drilling. Currently there are 6 diamond drill rigs in operation underground, and a surface contractor has recently been appointed.

As at September 30, a total of 420 metres of reef development was completed with approximately 22,000 ore tons accumulated on the surface stockpile. The vertical shaft has progressed to 407 metres below surface, with 85 metres remaining to shaft bottom. Station development is currently underway on 40 Level, which will service as the haulage and tipping level.

Work on the construction of the foundation for the Metallurgical Plant has been completed and contractors have moved to site to start plant erection.

President and CEO Ferdi Dippenaar commented: "Development of this exciting project continues in line with plan and is on track for commissioning by end of June 2010. Another exciting aspect is the commencement of trial mining to determine optimal mining methods which gets underway during October 2009. The current mining plan has assumed the mining of only 4.1 million ounces of the 12.5 million ounces of the resource. The positive results from the ongoing surface and now underground exploration programs continue to add resource ounces which could positively impact on the future development and production profile in the Burnstone region."

The Burnstone goldfield is defined by an 18 kilometre long, northwesterly trending mineralized corridor hosting the Kimberley Reef, one of four main gold-bearing units in the Witwatersrand Basin. At Burnstone, the central portion of the gold corridor has been uplifted by two northwesterly trending sub-parallel faults and as a result, a significant portion of the deposit areas along the trend occur at relatively shallow depths of 200-750 metres.

The mineral resource estimation was done using geostatistical methods by Deon van der Heever, Pr.Sci.Nat., an independent Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101. The primary analytical facility for the Burnstone Project from 2003-2005 has been SGS Lakefield Research Africa (Pty) Limited and subsequently (2006-2009), ALS Chemex has been the primary laboratory. Both facilities are located in Johannesburg, South Africa.

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for Great Basin Gold, and a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101, has reviewed and approved the information and this news release.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 (0)11 301 1800
Michael Curlook in North America +1 888 633 9332
Barbara Cano at Breakstone Group in the USA +1 646 452-2334

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, bank loan arrangements, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for precious metals, credit availability, development and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its Canadian jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.